

Anton Isaykin

Co-Founder at Fundraise Up

London, United Kingdom

Message   **· · ·**

 Fundraise Up

 Saint-Petersburg State University Information…

 See contact info

 192 connections

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Experience

 **Co Founder**
Fundraise Up
Nov 2017 – Present · 11 mos

 **Co Founder**
Campus On Fire
Mar 2016 – Present · 2 yrs 7 mos

 **Team Lead**
Simplenight
Oct 2014 – Feb 2016 · 1 yr 5 mos
Remote work
Simplenight is 7M seed funded B2B startup curates vendor inventory such as dining, nightlife, entertainment, tours, activities, shows, transportation, sporting and special events and distributes them to a network of channel partners such as Airlines, Hotels, and Travel Booking Portals & Agents. Integration with hundreds of supplier's API, White Labels, Public ... See more

  

Senior Engineer
BitBull Exchange
Sep 2013 – Oct 2014 · 1 yr 2 mos
Remote work
BitBull is bitcoin based platform for managing personal bitcoin wallets.

 **Main page**


Senior Engineer
Here is Domain
Sep 2014 – Sep 2014 · 1 mo
Remote Work
Here is Domain is one month project for realtime search by available domain names and show actual prices for them. It parses more than 20 domain sellers and responses from 200+ whois

















servers.
... See more

Show 5 more experiences

Education

Saint-Petersburg State University Informatio

Saint-Petersburg State University Information Technologies, Mechanic and Optics (University ITMO)
2006 – 2011

Skills & Endorsements

Web Applications · 9

Endorsed by **Alexander Makarov, who is highly skilled at this**

Endorsed by **4 of Anton's colleagues at SIMPLENIGHT**

PHP · 7

Endorsed by **Alexander Makarov, who is highly skilled at this**

Endorsed by **3 of Anton's colleagues at SIMPLENIGHT**

JavaScript · 6

Endorsed by **Alexander Makarov, who is highly skilled at this**

Show more

Recommendations

Received (2) Given (0)

Solito Reyes II

Solito Reyes II
Chief Technology Officer
March 28, 2016, Solito managed Anton directly

Anton is one of the most intelligent, most experienced, most diligent software engineers I have ever hired. His breadth of expertise in a wide range of programming languages is unparalleled. His code writing is world class, and he always delivers on time. His ability to solve the most complex problems is truly exemplary. He also has a strong ability to audit other programmer's code writing, and works with them to become better coders. Anton played a very critical role leading the international team in developing very critical components in Simplenight's massive system, as well as complete the most complex integrations on both ends of the Global Distribution System. Anton will be an enormous asset at any company who hires him.

Alex Ilinski

Alex Ilinski
VP of Technology

Anton is a very talented programmer and very intelligent person. He writes a clean, simple, and maintainable, reliable code. One of

9/14/2018   Anton Isaykin | LinkedIn

January 20, 2016, Alex
managed Anton directly

his strong points is self-sufficiency related to work: being able to deeply understand business needs and choose the best suitable solution by himself, he's not just a coder but a true developer. Not limited to existing task pool, he often suggests useful improvements to the product that are employed in the release and show effectiveness.

Anton complies with deadlines and properly estimates the time required for the job. We hired him to create a second version of our project Tourbina. He quickly blended into the team and established himself as a great developer.

I can, with peace of mind, recommend him to anyone looking for references. I am confident that he will make a significant contribution to the development of any product.



https://www.linkedin.com/in/isaykin/   3/3